January 24, 2025

FILED VIA EDGAR

Mr. Bernard Nolan

Senior Special Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject:	Figure Certificate Company

(File Nos. 811-23913; 333-275154)

Dear Mr. Nolan:

On behalf of Figure Certificate Company (the “Company”), submitted herewith via the EDGAR system are responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) that you provided orally on January 16, 2025 with regard to the Company’s fourth pre-effective amendment to the registration statement on Form S-1 (the “Registration Statement”), relating to the registration of the Transferable Certificates and Installment Certificates (together, the “Certificates”) of the Company. The Registration Statement was filed with the Commission on December 20, 2024 under the Securities Act of 1933 (the “Securities Act”).

Below, we have provided your comments (in bold) and the Company’s responses to the comments. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

Comments:

1.	Page 16 of the Registration Statement states as follows: “Stated differently, transfer of a Figure Transferable Certificate prior to the Record Time on the Record Date will require the Company to record an interest accrual on such date to the transferor. Transfers of a Figure Transferable Certificate at or after the Record Time on the Record Date will require the Company to record an interest accrual on such date to the transferee.” Please confirm whether the references cited above to “transferee” and “transferor” are correct.

Response: The Registration Statement has been revised to read as follows: “Stated differently, transfer of a Figure Transferable Certificate prior to the Record Time on the Record Date will require the Company to record an interest accrual on such date to the transferee. Transfers of a Figure Transferable Certificate at or after the Record Time on the Record Date will require the Company to record an interest accrual on such date to the transferor.”

2.	We note the disclosure on page 17 of the Registration Statement that: “Figure Installment Certificates will be issued periodically beginning in the second year of FCC’s operations…. Please provide an analysis regarding whether Figure Certificate Company falls within the definition of a “face-amount certificate company” under the Investment Company Act of 1940, as amended.

Response: Section 4(1) of the Investment Company Act defines a “face-amount certificate company” as “an investment company which is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or which has been engaged in such business and has any such certificate outstanding” (emphasis added). Because Figure Certificate Company proposes to issue face-amount certificates of the installment type beginning in the second year of its operation, Figure Certificate Company falls within the plain meaning of the Investment Company Act’s “face-amount certificate company” definition.

3.	Page 19 of the Registration Statement states that “The Certificates offered by FCC are issued as digital asset securities using the Providence Blockchain….” Please revise the disclosure to clarify that which is issued on the Providence Blockchain is a digital representation of the face-amount certificates themselves, given that the official record of ownership of the certificates is maintained off-chain.

Response: The Registration Statement has been revised to refer to the Certificates as “digital representations of FCC’s face-amount certificates.”

4.	Page 16 of the Registration Statement states that transactions in Figure Transferable Certificates “will be at the face amount of a Figure Transferable Certificate.” It appears that secondary transactions in theory could occur at a value other than the face-amount of a certificate as FCC would have no control over secondary pricing and the holder of a certificate could receive more or less than the face-amount of a certificate. In this regard, we note that page 9 of the Registration Statement states: “Peer-to-peer and ATS transactions are not required to occur at the face amount of a Figure Transferable Certificate. Such transactions will occur at the price agreed upon by the parties to the transaction, which may be the face amount, more than the face amount, or less than face amount.” Please confirm whether secondary transactions can or cannot occur at a price other than the face amount of the Figure Transferable Certificate.

Response: The Registration Statement has been revised to clarify as follows: “Peer-to-peer and ATS transactions occurring on-chain will be at the face amount of a Figure Transferable Certificate; however, any such transactions that occur off-chain are not required to occur at the face amount of a Figure Transferable Certificate. Any such transactions may occur at the price agreed upon by the parties to the transaction, which may be the face amount, more than the face amount, or less than face amount.”

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5.	The disclosure provided with respect to directors and officers appears not to meet all of the disclosure requirements of Item 401(e)(1) of Regulation S-K. Please revise to take into account all requirements of that item.

Response: The Registration Statement has been revised to meet all of the requirements of Item 401(e)(1) of Regulation S-K.

Please do not hesitate to contact me at (202) 683-3840 or susan.gault-brown@aoshearman.com if you have any questions or wish to discuss any of the responses presented above.

Very truly yours, /s/ Susan Gault-Brown Susan Gault-Brown Allen Overy Shearman Sterling US LLP

cc:      Clare Hove, Figure Markets Holdings, Inc.

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